Exhibit 99.3

February 24, 2019

The Manager – Listing

BSE Limited

The Manager – Listing

National Stock Exchange of India Limited

The Market Operations

New York Stock Exchange,

Dear Sir/Madam,

Sub: Intimation of Record Date for Issue of Bonus Equity Shares

Pursuant to Regulation 42 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Clause 204.21 of NYSE Listed Company Manual, the Board of Directors has fixed Thursday, March 7, 2019 as the Record Date to determine eligible shareholders entitled to receive the Bonus Equity Shares (including Stock Dividend on ADS).

This is for your information and records.

Thanking you

For Wipro Limited

M Sanaulla Khan

Company Secretary

CC:

a) National Securities Depository Limited (NSDL)

b) Central Depository Services (India) Limited

c) Karvy Fintech Private Limited, Registrar and Share Transfer Agent